UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-34754

China New Borun Corporation

(Translation of Registrant’s name into English)

Bohai Industrial Park

Yangkou Town

Shouguang, Shandong 262715

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Reference is made to the Form 6-K filing of China New Borun Corporation (the “Company”) on December 20, 2018 regarding the continued listing of the Company’s American Depositary Shares on the New York Stock Exchange (the “NYSE”). After consideration by the Board of Directors, the Company has determined that maintaining its listing on the NYSE does not provide a net benefit to the Company or its shareholders. Based on correspondence received from the NYSE, the Company expects for delisting proceedings to commence later this month. The Company expects its American Depositary Shares will continue to trade on the OTC market following delisting from the NYSE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China New Borun Corporation

By:	/s/ Jinmiao Wang
Name:	Jinmiao Wang
Title:	Chief Executive Officer

Date: June 7, 2019